FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                  For the month of May 1, 2005 to May 31, 2005



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................

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                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated:  June 13, 2005





.........................................
(Signed by)
THINAGARAN
Director


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               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


                  For the month of May 1, 2005 to May 31, 2005



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION


600      Well Report Madura Block - Sebaya #3 Well
601      Results of Annual General Meeting Held May 31, 2005



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                                                    CityView
                                                    Corporation Limited
                                                           ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                           ---------------------
                                                    Web: www.cityviewcorp.com

May 30, 2005




The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY           NSW              2000



                    WELL REPORT MADURA BLOCK -SEBAYA #3 WELL
CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:         Medco Madura - Pertamina JOB
Well:             Sebaya  #3
                  Rig:   P.T Apexindo Rig 14
Spud:             1500 hours, May 26, 2005
Target Depth:     Programmed for 6,000 feet
Present Depth:    1277 feet

FORMATION OBJECTIVE:
Primary:                                        Secondary:
Tuban Fm. Zone 56                               Tuban Fm. Zone 44
(projected to be at approx. 4675 ftss)          (projected to be at approx.
                                                3650 ftss)
                                                Tuban Fm. Zone 32, Zone 24
                                                (projected to be at approx.
                                                2790 and 1970 ftss respectively)

CURRENT ACTIVITY:                   Drilling Ahead
o        The Sebaya #3 well was spud-in at 1500 hours May 26, 2005.
o        As of 0600 hours, Monday May 30, drilling had reached 1277 feet.

NEXT OPERATION:
o        The rig will continue to drill 12 1/4" pilot hole.

                                                    CityView
                                                    Corporation Limited

                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                           ---------------------
                                                    Web: www.cityviewcorp.com

May 31, 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY           NSW              2000


               RESULTS OF ANNUAL GENERAL MEETING HELD MAY 31, 2005

All resolutions proposed for the Company's Annual General Meeting held today were passed. Each resolution was passed in the form specified in the Notice of Meeting dated 18 April 2005 without amendment.

In summary the resolutions were:
o Resolution 1: To approve the financial statements and directors' report and
                Independent audit report for the year ended on 31 December 2004.
o Resolution 2: To approve the re-election of directors.

This information is for the purpose of complying with rule 3.13.2 of the listing rules of Australian Stock Exchange Limited.

As required by section 251AA(2) of the Corporations Act 2001, the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

1.       Financial Report
   >> Votes where the proxy directed to vote "for" the motion         26,317,100

   >> Votes where the proxy was directed to vote "against" the motion        Nil

   >> Votes where the proxy may exercise a discretion how to vote      1,169,072

   >> Votes where the proxy was directed to abstain from voting on
      the motion                                                             Nil

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                                                    CityView
                                                    Corporation Limited



2.       Retirement and Re-Election of Director - Mr Thinagaran
   >> Votes where the proxy directed to vote "for" the motion         26,317,100

   >> Votes where the proxy was directed to vote "against" the motion        Nil

   >> Votes where the proxy may exercise a discretion how to vote      1,169,072

   >> Votes where the proxy was directed to abstain from voting on
      the motion                                                             Nil


         Retirement and Re-Election of Director - Mr John Arbouw
   >> Votes where the proxy directed to vote "for" the motion         26,317,100

   >> Votes where the proxy was directed to vote "against" the motion        Nil

   >> Votes where the proxy may exercise a discretion how to vote      1,169,072

   >> Votes where the proxy was directed to abstain from voting on
      the motion                                                             Nil


3.       Ratification of Issue of Shares
   >> Votes where the proxy directed to vote "for" the motion         26,317,100

   >> Votes where the proxy was directed to vote "against" the motion        Nil

   >> Votes where the proxy may exercise a discretion how to vote      1,169,072

   >> Votes where the proxy was directed to abstain from voting
      on the motion                                                          Nil
























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INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")


                  For the month of May 1, 2005 to May 31, 2005



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION


CityView's Annual Company Statement was updated. Information supplied included the increase of the Company's Issued capital to 80,661,616 shares. Change of private address for Company Director Mr R M Elliott and the updating of the top 20 shareholders as at April 29, 2005.